Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

June 28, 2018

Elisabeth M. Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington, DC 20549

Re:	Nuveen Nasdaq 100 Dynamic Overwrite Fund (the “Registrant” or the “Fund”)
File Nos. 333-224240 and 811-22971

Dear Ms. Bentzinger:

The purpose of this letter is to respond to the comment below, which you provided via telephone on June 27, 2018, to the Fund’s initial registration statement on Form N-2, which was filed on April 11, 2018, for the purpose of registering additional common shares of the Fund. The following summarizes your comment and our response on behalf of the Registrant. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

Comment:   The Staff notes the following clarification in the Registrant’s letter to the Staff dated June 15, 2018:

Many of the Index’s companies have meaningful business activities outside of their primary business activity. Due to the Fund’s investment strategy to limit the overlap between the components of the Fund’s equity portfolio and the constituent securities of the Nasdaq 100 Index to less than 70%, the Fund may invest in securities with similar economic characteristics to one or more securities comprising the Nasdaq 100 Index. When investing in securities with similar economic characteristics to one or more securities comprising the Index, the Fund may invest in multiple companies across a variety of industries in order to gain exposure to primary and non-primary business activities similar to that of the Index constituent the Fund is seeking to replicate. As a result, the industries in which the Fund concentrates may not be the same as the ones in which the Index concentrates.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

June 28, 2018

Please confirm that this clarification does not affect the Registrant’s ability to comply with the following fundamental policy, which is disclosed in the SAI under "Investment Restrictions":

[The Fund, as a fundamental policy, may not] invest more than 25% of its total assets in securities of issuers in any one industry, except that if 25% or more of the securities in the Index are issued by companies in one industry the Fund will concentrate in that industry unless the Fund would need to avoid concentration in order to implement its investment strategy as it relates to avoiding the adverse tax treatment associated with straddle positions as described in the Fund’s prospectus.

Response:   The Registrant so confirms.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget